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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                 FORM 11-K
(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [FEE REQUIRED]

                For the fiscal year ended December 31, 1993

                                    OR

[_]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from ______ to ______.

                      Commission File Number:  0-1349

      A.  STANHOME INVESTMENT SAVINGS PLAN
                         (Full title of the plan)

      B.  Stanhome Inc., 333 Western Avenue, Westfield, MA 01085
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                           REQUIRED INFORMATION

      The following financial statements are furnished for the Plan and are filed under cover of Form SE in accordance with Reg. Section 232.311(c):

(1)   Reports and Consent of Independent Auditors.
(2) Audited Statement of Net Assets Available for Benefits as of December 31, 1993 and December 31, 1992.
(3) Audited Statement of Changes in Net Assets Available for Benefits for the fiscal years ended December 31, 1993, December 31, 1992, and December 31, 1991.
(4)   Notes to Plan Financial Statements.

                                SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    STANHOME INVESTMENT SAVINGS PLAN


DATE:  March 30, 1994               By:/s/ Ronald R. Jalbert
                                       Ronald R. Jalbert, Chairman
                                       Administrative Committee of
                                       Stanhome Retirement Plans